                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended              February 2, 2002
                          --------------------------------------------

                                       OR

    [_]    TRANSITION REPORT PURSUANT TO SECTION 15[d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to
                              -------------    -------------

Commission file number                    1-11084
                      -------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Kohl's Department Stores, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Kohl's Corporation
                           N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051

                              REQUIRED INFORMATION
                              --------------------

1.   Not Applicable

2.   Not Applicable

3.   Not Applicable

4. The Kohl's Department Stores. Inc. Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
--------

24.  Consent of Independent Auditors

Financial Statements and Supplemental Schedule

Kohl's Department Stores, Inc. Savings Plan
February 2, 2002 and February 3, 2001
with Report of Independent Auditors

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedule

                      February 2, 2002 and February 3, 2001



                                    Contents

Report of Independent Auditors ...........................................   1

Financial Statements

Statements of Assets Available for Benefits ..............................   2
Statement of Changes in Assets Available for Benefits ....................   3
Notes to Financial Statements ............................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ...........   8

                         Report of Independent Auditors

Plan Administrator
Kohl's Department Stores, Inc. Savings Plan

We have audited the accompanying statements of assets available for benefits of Kohl's Department Stores, Inc. Savings Plan as of February 2, 2002 and February 3, 2001, and the related statement of changes in assets available for benefits for the year ended February 2, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at February 2, 2002 and February 3, 2001, and the changes in its assets available for benefits for the year ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of February 2, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in material respects in relation to the basic financial statements taken as a whole.

June 26, 2002

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                   Statements of Assets Available for Benefits


                                    February 2,        February 3,
                                       2002               2001
                                  ----------------------------------

Cash                              $       56,972     $       123,526
Investments, at fair value           195,169,793         205,598,899

Receivables:
   Company contribution                6,295,421           5,263,972
   Participants' contribution            383,622             349,855
                                  ----------------------------------
Total receivables                      6,679,043           5,613,827
                                  ----------------------------------
Assets available for benefits     $  201,905,808     $   211,336,252
                                  ==================================


See accompanying notes.

                         Kohl's Department Stores, Inc.
                                  Savings Plan

              Statement of Changes in Assets Available for Benefits

                           Year ended February 2, 2002


Additions:
 Net realized and unrealized depreciation in fair value of
  investments                                                   $ (31,886,429)
 Interest and dividend income                                       5,268,549
                                                                -------------
 Net investment loss                                              (26,617,880)

 Contributions:
  Company                                                          10,356,905
  Participants                                                     18,673,957
  Rollovers                                                         2,771,044
                                                                -------------
 Total contributions                                               31,801,906
                                                                -------------
Total additions                                                     5,184,026

Deductions -
 Benefit and withdrawal payments                                   14,614,470
                                                                -------------

Decrease in assets available for benefits                          (9,430,444)

Assets available for benefits at beginning of year                211,336,252
                                                                -------------
Assets available for benefits at end of year                    $ 201,905,808
                                                                =============


See accompanying notes.

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                          Notes to Financial Statements

                                February 2, 2002


1. Description of Plan

The Kohl's Department Stores, Inc. Savings Plan (the Plan) is a defined-contribution plan covering all employees of Kohl's Department Stores, Inc. (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Putnam Money Market Fund and the Putnam S&P 500 Index Fund are valued at fair value, based on the redemption prices established by Putnam Investments. Investments in Kohl's Corporation common stock and mutual funds are valued at fair value as established by quoted market prices.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's eight investment alternatives. Participant contributions in Kohl's Corporation common stock are limited to 25% of a participant's total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                    Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan's fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under
Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan Administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 33 1/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company's Board of Directors.

All voluntary contributions made by a participant are fully vested. The Company's matching and discretionary contribution is 100% vested after five years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce future Company contributions.

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                    Notes to Financial Statements (continued)


3. Contributions and Benefit and Withdrawal Payments (continued)

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for 12 months following receipt of a hardship withdrawal.

4. Investments

During the year ended February 2, 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted redemption or market prices as follows:

                                                       Net Realized and
                                                  Unrealized Depreciation in
                                                   Fair Value of Investments
                                                   -------------------------

Kohl's Corporation Common Stock                         $      (6,047,572)
Common Trust Fund                                                (637,159)
Mutual Funds                                                  (25,201,698)
                                                      -------------------
                                                        $     (31,886,429)
                                                      ===================
Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                    February 2,      February 3,
                                                       2002             2001
                                                 -------------------------------

Kohl's Corporation Common Stock*                 $   70,932,657    $  78,935,114
Putnam Voyager Fund*                                 49,015,941       63,329,613
BGI Masterworks Balanced Portfolio                   28,365,095       31,007,569
Putnam Money Market Fund*                            24,829,525       19,424,771

*Indicates party in interest to the Plan.

                         Kohl's Department Stores, Inc.
                                  Savings Plan

                    Notes to Financial Statements (continued)


5. Participant Notes Receivable

Beginning February 4, 2001, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 1998, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                             Supplemental Schedule

                         Kohl's Department Stores, Inc.
                                  Savings Plan
                    Employer Identification Number 13-3357362
                                Plan Number 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                February 2, 2002

    Identity of Issue, Borrower,                                                              Current
      Lessor or Similar Party                               Number of Shares/Units             Value
 ---------------------------------------------------------------------------------------------------------
  Mutual funds:
    BGI Masterworks Balance Portfolio                            3,017,563.322          $   28,365,095
    PIMCO Total Return Fund                                        471,166.983               4,980,235
    Putnam Investors Fund*                                         408,620.679               4,539,776
    Putnam Voyager Fund*                                         2,900,351.515              49,015,941
    Putnam International Growth Fund*                              269,650.628               5,101,790
    Putnam Money Market Fund*                                   24,829,524.820              24,829,525

  Common Trust Fund -
    Putnam S&P 500 Index Fund*                                     178,663.951               4,866,806

  Kohl's Corporation Common Stock*                               1,082,941.335              70,932,657

  Participant notes receivable, interest rates
    range from 4.75% to 9.00%*                                                              2,537,968
                                                                                        -------------
                                                                                        $ 195,169,793
                                                                                        =============

  *Indicates party in interest to the Plan.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             Kohl's Department Stores, Inc.
                                             Savings Plan

Date:  July 25, 2002                         By:  /s/ Patricia Johnson
       -------------                             ------------------------------
                                                 Patricia Johnson
                                                 Administrative Committee Member